UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

FAR POINT ACQUISITION CORPORATION

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30734W109

(CUSIP Number)

Karen M. King, Esq.

Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 233 8120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Michael Wolfson, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York NY 10017

(212) 455-2000

August 20, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission on May 27, 2020, as amended by Amendment No. 1 filed on July 14, 2020, as amended by Amendment No. 2 filed on August 17, 2020 (as amended, the “Schedule 13D”). The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On August 20, 2020, Globetrotter decided that it would not elect to redeem any shares of Common Stock in connection with the closing of the Transactions.

As previously disclosed, at any time and from time to time, the Reporting Persons may acquire additional shares of Class A Common Stock or securities convertible, exchangeable or exercisable for or into shares of Class A Common Stock (including Issuer’s warrants), redeem the shares of Class A Common Stock in connection with Issuer’s liquidation or dispose of any or all of the shares of Class A Common Stock (or securities convertible, exchangeable or exercisable for or into shares of Class A Common Stock) (including, without limitation, distributing or otherwise transferring some or all of such securities to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable, transferring such securities to affiliated or other transferees, or entering into a total return swap, asset swap or repurchase transaction in connection with a financing), depending upon an ongoing evaluation of its investment and the Merger and/or other investment considerations.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2020

SL GLOBETROTTER, L.P.
By:	SL Globetrotter GP, Ltd., its general partner

By:	/s/ Joseph Osnoss
Name:	Joseph Osnoss
Title:	Director

SL GLOBETROTTER GP, LTD.

By:	/s/ Joseph Osnoss
Name:	Joseph Osnoss
Title:	Director

SILVER LAKE TECHNOLOGY ASSOCIATES III CAYMAN, L.P.
By:	Silver Lake (Offshore) AIV GP III, Ltd., its general partner

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	Director

SILVER LAKE (OFFSHORE) AIV GP III, LTD.

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	Director